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                                                                     EXHIBIT 8.1



                               December 17, 1996

Kid-Kart, Inc.
732 Cruiser Lane
Belgrade, Montana 59714


       Re: Federal Income Tax Consequences of the Merger of Kid-Kart, Inc. with and into Jay Medical, Ltd.

Dear Ladies and Gentlemen:

          We have acted as special tax counsel to Kid-Kart, Inc. (the "Company") in connection with the merger (the "Merger") of the Company with and into Jay Medical, Ltd. ("Purchaser"), a wholly-owned subsidiary of Sunrise Medical Inc. ("Parent"), pursuant to that certain Agreement and Plan of Merger dated September 24, 1996, by and among the Company, Purchaser and Parent (the "Agreement"). Unless otherwise provided herein, capitalized terms used herein shall have the meanings assigned to them in the Agreement.

          At the Effective Time, (i) each share of the common stock of the Company outstanding (together, "Company Shares") will be converted into the right to receive $110, paid in the form of shares of the common stock of Parent ("Parent Stock"), with any fractional shares paid in cash and (ii) each outstanding option to purchase Company Shares (together, "Company Stock Options") will be cancelled and the holder thereof will receive, in lieu thereof, $110 less the exercise price of such option, paid in the form of Parent Stock, with any fractional shares paid in cash. Fifteen percent of the Parent Stock to be received by each Company Holder will be held in escrow for a period of 12 months from the Effective Time and may be applied to satisfy certain indemnification obligations, any uncollected accounts receivable or any shortfall in the Net Worth Guarantee.

          The Company has asked for our opinion concerning certain federal income tax consequences of the Merger. For purposes of rendering this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 21, 1996, as amended, the Proxy Statement/Prospectus included therein (the "Proxy Statement/Prospectus"), the Agreement, and such other documents as we have deemed necessary or appropriate.

          Our opinion is based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the current Treasury Department Regulations issued thereunder, the current published administrative positions of the Internal Revenue Service contained in revenue rulings, revenue procedures and other administrative pronouncements, and judicial decisions, all of which are subject to change prospectively and retroactively. Any change in such authorities may affect the opinions rendered herein. In rendering this opinion, we have relied as to factual matters upon the representations, warranties and covenants set forth in the Agreement and have assumed the execution of the Certificate Regarding Certain Dispositions Related to Tax Classification of Merger and the other certificates to be delivered to us by the Company, Parent and certain Company Stockholders (collectively, the "Certificates"). Our opinion is also based on the assumption that the Company, Purchaser and Parent will at all times comply with the terms of the Agreement and that the Merger will be consummated in the manner described therein.

          For purposes of this opinion you have represented that to your best knowledge, and with your permission we have assumed, that there is no plan or intention by Company Holders who own, or who upon exercise of Company Stock Options on all Company Shares covered by such Options (regardless of whether or the extent to which such Options are exercisable at the Effective Time) would own, one percent or more of the Company Shares, and to the best of the knowledge of the management of the Company, there is no plan or intention on the part of the remaining Company Holders to sell, exchange or otherwise dispose of a number of shares of Parent Stock received in the Merger that would reduce the Company Holders' ownership of Parent Stock to a number of shares having a value, as of the Effective Time, of less than 50 percent of the value of the sum of (i) all of the outstanding Company


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Kid-Kart, Inc.
December 17, 1996
Page 2

Shares at the Effective Time, plus (ii) the total number of Company Shares purchasable under all Company Stock Options at the Effective Time (regardless of whether or the extent to which such Options are exercisable at the Effective
Time).

      An opinion of counsel is predicated upon all facts and conditions set forth in the opinion and is based upon counsel's analysis of the statutes, regulatory interpretations and case law in effect as of the date of the opinion. It is not a guarantee of the current status of the law and should not be accepted as a guarantee that a court of law or an administrative agency will concur in the opinion.

      Based upon the foregoing, it is our opinion that the following federal income tax consequences will result from the Merger:

      1. The Merger will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code;

      2. Each of the Company, Purchaser and Parent will be a party to the reorganization within the meaning of Section 368(b) of the Code; and

      3. No gain or loss will be recognized for federal income tax purposes by a Company Stockholder as a result of the Merger upon the conversion of Company Shares into shares of Parent Stock except with respect to cash, if any, received in lieu of fractional shares of Parent Stock.

      The foregoing opinion is being furnished to you solely for your benefit in connection with the Merger and other than its use in connection with the Registration Statement may not be relied upon by any other person, nor may copies be delivered to any person other than Parent and its counsel without our prior written consent. Our opinion is limited to the matters expressly addressed in the three (3) numbered paragraphs above. No opinion is expressed and none should be inferred as to any other matter.

      Our opinion is effective as of the date hereof and will remain effective as of the Effective Time of the Merger provided that (i) the representations and warranties set forth in the Merger Agreement remain true and correct as of the Effective Time of the Merger in all material respects relevant to our opinion,
(ii) the representations set forth in the Certificates remain true and correct as of the Effective Time of the Merger in all material respects relevant to our opinion, (iii) the assumptions set forth above prove to be true and correct in all material respects relevant to our opinion, (iv) the Merger is consummated in accordance with the present terms of the Agreement, and (v) there are no relevant changes in the Code, the Treasury Department Regulations issued thereunder, or administrative or judicial interpretations thereof.

      We hereby confirm that the discussions in the Proxy Statement/Prospectus under the captions "SUMMARY-Certain United States Federal Income Tax Consequences" and "THE MERGER-Certain United States Federal Income Tax Consequences" are a fair and accurate summary of the matters addressed therein, based upon current law and the facts and assumptions stated or referred to therein. There can be no assurance that contrary positions may not be taken by the Internal Revenue Service.


      We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement and to the use of our name under the captions referenced above. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.


                                 Very truly yours,


                                 /s/ DORSEY & WHITNEY, LLP